Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Third Quarter of 2023

BEIJING, CHINA, December 8, 2023 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the third quarter of 2023.

Third Quarter of 2023 Highlights

•	Net revenues decreased by 5.9% year over year to RMB3,042.8 million (US$417.1 million*) in the third quarter of 2023.

•	Net income attributable to Hello Group Inc. increased to RMB546.4 million (US$74.9 million) in the third quarter of 2023, from RMB450.8 million in the same period of 2022.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) increased to RMB605.9 million (US$83.0 million) in the third quarter of 2023, from RMB535.8 million in the same period of 2022.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.75 (US$0.38) in the third quarter of 2023, compared to RMB2.20 in the same period of 2022.

•	Non-GAAP diluted net income per ADS (note 1) was RMB3.05 (US$0.42) in the third quarter of 2023, compared to RMB2.60 in the same period of 2022.

•	Monthly Active Users (“MAU”) on Tantan application were 15.7 million in September 2023, compared to 20.9 million in September 2022.

•

For the Momo app total paying users was 7.8 million for the third quarter of 2023, compared to 8.4 million for the same period last year. Tantan had 1.4 million paying users for the third quarter of 2023 compared to 2.0 million from the year ago period.

First Nine Months of 2023 Highlights

•	Net revenues decreased by 5.2% year over year to RMB8,999.4 million (US$1,233.5 million) for the first nine months of 2023.

•	Net income attributable to Hello Group Inc. was RMB1,505.1 million (US$206.3 million) for the first nine months of 2023, compared to RMB1,086.3 million during the same period of 2022.

•

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,710.0 million (US$234.4 million) for the first nine months of 2023, compared to RMB1,397.8 million during the same period of 2022.

•	Diluted net income per ADS was RMB7.52 (US$1.03) for the first nine months of 2023, compared to RMB5.30 during the same period of 2022.

•	Non-GAAP diluted net income per ADS (note 1) was RMB8.53 (US$1.17) for the first nine months of 2023, compared to RMB6.75 during the same period of 2022.

“We are pleased to report strong financial results for the third quarter and steady progress on various strategic priorities across all business lines.” commented Yan Tang, Chairman and CEO of Hello Group. “The group level profitability continued to grow from the prior year period, thanks to our effective cost optimization and efficiency improvement initiatives, which enabled us to maintain the stability of Momo cash cow business, turn Tantan profitable as well as support the development of new endeavors.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2960 to US$1.00, the effective noon buying rate for September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Third Quarter of 2023 Financial Results

Net revenues

Total net revenues were RMB3,042.8 million (US$417.1 million) in the third quarter of 2023, a decrease of 5.9% from RMB3,233.0 million in the third quarter of 2022.

Live video service revenues were RMB1,530.8 million (US$209.8 million) in the third quarter of 2023, a decrease of 7.6% from RMB1,657.5 million during the same period of 2022. The decrease was primarily attributable to a soft consumer sentiment in the current macro environment, and to a lesser degree, Tantan pivoting away from the live video service which we deem not the priority for Tantan at this point for the dating service.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,466.7 million (US$201.0 million) in the third quarter of 2023, a decrease of 4.6% from RMB1,537.7 million during the same period of 2022. The decrease was primarily due to the impact of the macro economy on consumer sentiment as well as our proactive product adjustments to improve Momo app’s ecosystem, and to a lesser extent, the decline in Tantan’s paying user as we reduced marketing spending. However, the decrease was partially offset by the rapid revenue growth from the new standalone apps.

Mobile marketing revenues were RMB30.7 million (US$4.2 million) in the third quarter of 2023, an increase of 8.7% from RMB28.2 million during the same period of 2022.

Mobile games revenues were RMB7.9 million (US$1.1 million) in the third quarter of 2023, an increase of 1.9% from RMB7.7 million in the third quarter of 2022.

Net revenues from the Momo segment decreased from RMB2,891.0 million in the third quarter of 2022 to RMB2,743.1 million (US$376.0 million) in the third quarter of 2023, primarily due to the decrease in net revenues from value-added service and live video service on Momo application. The decrease was partially offset by the revenue growth of the new standalone apps. Net revenues from the Tantan segment decreased from RMB341.3 million in the third quarter of 2022 to RMB295.0 million (US$40.4 million) in the third quarter of 2023, mainly due to the decrease in net revenues from value-added service, and to a lesser extent, the decrease from live video service.

Cost and expenses

Cost and expenses were RMB2,461.1 million (US$337.3 million) in the third quarter of 2023, a decrease of 10.0% from RMB2,734.2 million in the third quarter of 2022. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to live video service and with virtual gift recipients of virtual gift service on the Momo application. The decrease was partially offset by an increase in revenue sharing with virtual gift recipients for new standalone apps; (b) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the newly granted share options which had lower fair value; (c) a decrease in sales and marketing expenses due to our initiatives to control cost and optimize Tantan’s channel marketing strategy and, to a lesser extent, Momo’s strategy to trim inefficient channel marketing spend.

Non-GAAP cost and expenses (note 1) were RMB2,401.6 million (US$329.2 million) in the third quarter of 2023, a decrease of 9.3% from RMB2,649.2 million during the same period of 2022.

Income from operations

Income from operations was RMB621.8 million (US$85.2 million) in the third quarter of 2023, compared to RMB520.1 million during the same period of 2022. Income from operations of the Momo segment was RMB618.6 million (US$84.8 million) in the third quarter of 2023, which increased from RMB569.4 million in the third quarter of 2022. Income from operations of the Tantan segment was RMB24.0 million (US$3.3 million) in the third quarter of 2023, compared to a loss from operations of RMB44.5 million in the third quarter of 2022.

Non-GAAP income from operations (note 1) was RMB681.2 million (US$93.4 million) in the third quarter of 2023, compared to RMB605.1 million during the same period of 2022. Non-GAAP income from operations of the Momo segment was RMB674.5 million (US$92.4 million) in the third quarter of 2023, which increased from RMB648.2 million in the third quarter of 2022. Non-GAAP income from operations of the Tantan segment was RMB27.6 million (US$3.8 million) in the third quarter of 2023, compared to a non-GAAP loss from operations of RMB38.3 million in the third quarter of 2022.

Income tax expenses

Income tax expenses were RMB158.1 million (US$21.7 million) in the third quarter of 2023, compared to RMB156.0 million in the third quarter of 2022. The increase in income tax expenses was primarily due to the higher profit in the third quarter of 2023.

Net income

Net income was RMB542.2 million (US$74.3 million) in the third quarter of 2023, compared to RMB449.9 million during the same period of 2022. Net income from the Momo segment was RMB540.0 million (US$74.0 million) in the third quarter of 2023, compared to RMB499.6 million in the same period of 2022. Net income from the Tantan segment was RMB23.0 million (US$3.2 million) in the third quarter of 2023, compared to a net loss of RMB45.0 million in the third quarter of 2022.

Non-GAAP net income (note 1) was RMB601.6 million (US$82.5 million) in the third quarter of 2023, compared to RMB534.8 million during the same period of 2022. Non-GAAP net income from the Momo segment was RMB595.9 million (US$81.7million) in the third quarter of 2023, which increased from RMB578.4 million in the third quarter of 2022. Non-GAAP net income of the Tantan segment was RMB26.6 million (US$3.6 million) in the third quarter of 2023, compared to a non-GAAP net loss of RMB38.8 million in the third quarter of 2022.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB546.4 million (US$74.9 million) in the third quarter of 2023, compared to RMB450.8 million during the same period of 2022.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB605.9 million (US$83.0 million) in the third quarter of 2023, compared to RMB535.8 million during the same period of 2022.

Net income per ADS

Diluted net income per ADS was RMB2.75 (US$0.38) in the third quarter of 2023, compared to RMB2.20 in the third quarter of 2022.

Non-GAAP diluted net income per ADS (note 1) was RMB3.05 (US$0.42) in the third quarter of 2023, compared to RMB2.60 in the third quarter of 2022.

Cash and cash flow

As of September 30, 2023, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term investments, short-term restricted cash and long-term restricted cash totaled RMB13,644.6 million (US$1,870.1 million), compared to RMB13,398.8 million as of December 31, 2022.

Net cash provided by operating activities in the third quarter of 2023 was RMB582.5 million (US$79.8 million), compared to RMB444.5 million in the third quarter of 2022.

First Nine Months of 2023 Financial Results

Net revenues for the first nine months of 2023 were RMB8,999.4 million (US$1,233.5 million), a decrease of 5.2% from RMB9,491.5 million in the same period of 2022.

Net income attributable to Hello Group Inc. was RMB1,505.1 million (US$206.3 million) for the first nine months of 2023, compared to RMB1,086.3 million during the same period of 2022.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,710.0 million (US$234.4 million) for the first nine months of 2023, compared to RMB1,397.8 million during the same period of 2022.

Diluted net income per ADS was RMB7.52 (US$1.03) during the first nine months of 2023, compared to RMB5.30 in the same period of 2022.

Non-GAAP diluted net income per ADS (note 1) was RMB8.53 (US$1.17) during the first nine months of 2023, compared to RMB6.75 in the same period of 2022.

Net cash provided by operating activities was RMB1,861.3 million (US$255.1 million) during the first nine months of 2023, compared to RMB688.2 million in the same period of 2022.

Recent Development

Execution of share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares over the next 24 months. As of December 8, 2023, the Company has repurchased 16.2 million ADSs for US$86.1 million on the open market under this program, at an average purchase price of US$5.31 per ADS.

Business Outlook

For the fourth quarter of 2023, the Company expects total net revenues to be between RMB2.9 billion to RMB3.0 billion, representing a decrease of 9.7% to 6.6% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Friday, December 8, 2023, at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on December 8, 2023).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10035226-k7h0xo.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through December 15, 2023. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10035226

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the fourth quarter of 2023, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2023 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2023 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	Ended September 30			Ended September 30
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	1,657,531	1,530,797	209,813	4,786,232	4,548,986	623,490
Value-added service	1,537,666	1,466,727	201,031	4,557,481	4,327,678	593,158
Mobile marketing	28,243	30,705	4,208	92,029	88,762	12,166
Mobile games	7,719	7,864	1,078	50,416	14,169	1,942
Other services	1,862	6,754	927	5,356	19,796	2,713

Total net revenues	3,233,021	3,042,847	417,057	9,491,514	8,999,391	1,233,469
Cost and expenses:
Cost of revenues	(1,886,135)	(1,771,530)	(242,808)	(5,505,369)	(5,255,277)	(720,296)
Research and development	(245,105)	(201,693)	(27,644)	(733,562)	(653,145)	(89,521)
Sales and marketing	(467,012)	(373,942)	(51,253)	(1,666,542)	(1,110,253)	(152,173)
General and administrative	(135,933)	(113,896)	(15,611)	(453,514)	(376,981)	(51,670)

Total cost and expenses	(2,734,185)	(2,461,061)	(337,316)	(8,358,987)	(7,395,656)	(1,013,660)
Other operating income, net	21,289	39,971	5,478	85,790	99,284	13,608

Income from operations	520,125	621,757	85,219	1,218,317	1,703,019	233,417
Interest income	89,274	96,791	13,266	280,761	311,899	42,749
Interest expense	(25,010)	(19,293)	(2,644)	(72,575)	(41,671)	(5,711)
Other gain or loss, net	40,403	—	—	118,325	4,565	626

Income before income tax and share of income on equity method investments	624,792	699,255	95,841	1,544,828	1,977,812	271,081
Income tax expenses	(156,041)	(158,064)	(21,664)	(452,860)	(446,646)	(61,218)

Income before share of income on equity method investments	468,751	541,191	74,177	1,091,968	1,531,166	209,863
Share of (loss) income on equity method investments	(18,880)	974	133	(8,967)	(31,940)	(4,378)

Net income	449,871	542,165	74,310	1,083,001	1,499,226	205,485

Less: net loss attributable to non-controlling interest	(964)	(4,263)	(584)	(3,288)	(5,886)	(807)

Net income attributable to the shareholders of Hello Group Inc.	450,835	546,428	74,894	1,086,289	1,505,112	206,292

Net income per share attributable to ordinary shareholders
Basic	1.15	1.44	0.20	2.75	3.98	0.55
Diluted	1.10	1.37	0.19	2.65	3.76	0.52
Weighted average shares used in calculating net income per ordinary share
Basic	391,027,485	379,292,110	379,292,110	394,333,009	378,085,030	378,085,030
Diluted	423,608,050	398,296,690	398,296,690	429,765,849	405,490,366	405,490,366

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	Ended September 30			Ended September 30
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	449,871	542,165	74,310	1,083,001	1,499,226	205,485
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(188,343)	6,032	827	(328,832)	116,188	15,925

Comprehensive income	261,528	548,197	75,137	754,169	1,615,414	221,410
Less: comprehensive income (loss) attributed to the non-controlling interest	10,831	(3,141)	(431)	17,710	5,377	737

Comprehensive income attributable to Hello Group Inc.	250,697	551,338	75,568	736,459	1,610,037	220,673

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	September 30	September 30
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,018,129	4,994,558	684,561
Short-term deposits	5,300,000	1,885,005	258,361
Restricted cash	97,706	9,245	1,267
Short-term investments	300,240	308,550	42,290
Accounts receivable, net of allowance for doubtful accounts of RMB5,870 and RMB13,365 as of December 31, 2022 and September 30, 2023, respectively	188,711	192,849	26,432
Amounts due from related parties	55	7,114	975
Prepaid expenses and other current assets	819,706	712,236	97,620

Total current assets	11,724,547	8,109,557	1,111,506
Long-term deposits	2,600,000	3,809,200	522,094
Long-term restricted cash	82,766	2,638,015	361,570
Right-of-use assets, net	115,520	127,804	17,517
Property and equipment, net	172,984	358,361	49,117
Intangible assets, net	22,203	18,365	2,517
Rental deposits	20,737	18,486	2,534
Long-term investments	893,988	860,306	117,915
Amounts due from RPT-non current	—	20,000	2,741
Other non-current assets	162,499	177,853	24,377
Deferred tax assets	34,343	33,470	4,587

Total assets	15,829,587	16,171,417	2,216,475

Liabilities and equity
Current liabilities
Accounts payable	617,022	642,886	88,113
Deferred revenue	484,775	474,647	65,056
Accrued expenses and other current liabilities	797,504	648,156	88,837
Amounts due to related parties	9,178	3,675	504
Lease liabilities due within one year	88,352	56,681	7,769
Income tax payable	68,765	89,263	12,235
Dividends payable	—	21,012	2,879
Deferred consideration in connection with business acquisitions	26,483	28,014	3,840
Long-term borrowings, current portion	—	215,615	29,552
Convertible senior notes-current	2,646,168	—	—

Total current liabilities	4,738,247	2,179,949	298,785
Deferred tax liabilities	22,011	151,578	20,775
Convertible Senior Notes	—	20,094	2,754
Long-term borrowings	—	1,938,385	265,678
Lease liabilities	33,281	66,285	9,085
Other non-current liabilities	105,410	95,958	13,152

Total liabilities	4,898,949	4,452,249	610,229
Shareholder’s equity (i)	10,930,638	11,719,168	1,606,246

Total liabilities and shareholder’s equity	15,829,587	16,171,417	2,216,475

(i):	As of September 30, 2023, the number of ordinary shares outstanding was 379,881,912.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	Ended September 30			Ended September 30
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	449,871	542,165	74,310	1,083,001	1,499,226	205,485
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	27,047	17,467	2,394	83,107	59,098	8,100
Amortization of intangible assets	1,279	1,279	175	3,837	3,837	526
Share-based compensation	84,976	59,472	8,151	311,540	204,877	28,081
Share of loss (income) on equity method investments	18,880	(974)	(133)	8,967	31,940	4,378
Gain on repurchase of convertible senior notes	(51,653)	—	—	(129,575)	(4,565)	(626)
Loss on long-term investments	11,250	—	—	11,250	—	—
Cash received on distributions from equity method investments	—	718	98	1,708	2,067	283
Gain or loss on disposal of property and equipment	(923)	(60)	(8)	(783)	(520)	(71)
Provision of (income) loss on receivable and other assets	(820)	(133)	(18)	(453)	10,071	1,380
Changes in operating assets and liabilities:
Accounts receivable	22,973	10,749	1,473	15,695	(9,916)	(1,359)
Prepaid expenses and other current assets	41,418	(96,572)	(13,236)	(16,144)	98,294	13,472
Amounts due from related parties	—	(27,114)	(3,716)	—	(27,059)	(3,709)
Rental deposits	716	1,301	178	1,399	2,252	309
Deferred tax assets	590	415	57	(986)	872	120
Other non-current assets	16,130	(50,578)	(6,932)	76,820	(27,639)	(3,788)
Accounts payable	(438)	6,987	958	(106,392)	38,825	5,321
Income tax payable	(15,635)	24,215	3,319	(50,923)	20,496	2,809
Deferred revenue	(19,356)	11,736	1,609	(73,891)	(11,137)	(1,526)
Accrued expenses and other current liabilities	(108,513)	15,374	2,107	(304,346)	(172,186)	(23,600)
Amount due to related parties	7,824	(8,401)	(1,151)	4,427	(5,504)	(754)
Deferred tax liabilities	(14,425)	47,681	6,535	(171,752)	130,198	17,845
Other non-current liabilities	(26,655)	26,741	3,665	(58,311)	17,757	2,434

Net cash provided by operating activities	444,536	582,468	79,835	688,195	1,861,284	255,110
Cash flows from investing activities:
Purchase of property and equipment	(27,051)	(238,219)	(32,651)	(70,392)	(259,463)	(35,562)
Payment for long-term investments	—	—	—	(55,343)	(9,000)	(1,234)
Purchase of short-term deposits	(1,700,000)	(531,214)	(72,809)	(1,700,000)	(1,028,556)	(140,975)
Cash received on maturity of short-term deposits	2,700,000	1,900,000	260,417	3,710,000	5,409,820	741,478
Cash received on investment income distribution	—	—	—	3,523	1,517	208
Purchase of long-term deposits	(1,000,000)	(2,498,860)	(342,497)	(2,550,000)	(3,848,860)	(527,530)
Cash received on maturity of long-term deposits	—	1,700,000	233,004	1,200,000	1,700,000	233,004
Cash received from sales of long-term investment	—	15,000	2,056	—	15,000	2,056
Other investing activities	2,781	137	19	3,103	1,822	250

Net cash (used in) provided by investing activities	(24,270)	346,844	47,539	540,891	1,982,280	271,695
Cash flows from financing activities:
Deferred payment for business acquisition	(15,858)	—	—	(21,421)	—	—
Proceeds from exercise of share options	18	551	76	51	570	78
Repurchase of ordinary shares	(285,355)	(58,767)	(8,055)	(287,690)	(62,004)	(8,498)
Repurchase of subsidiary’s share options	(14,330)	(223)	(31)	(39,867)	(4,319)	(592)
Dividends payment	—	—	—	(840,997)	(937,249)	(128,461)
Proceeds from long-term borrowings	—	2,154,000	295,230	—	2,154,000	295,230
Payment for redemption of convertible bonds	(1,024,443)	(86,932)	(11,915)	(2,136,987)	(2,679,942)	(367,317)

Net cash (used in) provided by financing activities	(1,339,968)	2,008,629	275,305	(3,326,911)	(1,528,944)	(209,560)
Effect of exchange rate changes	(6,190)	(7,837)	(1,075)	72,096	128,597	17,625

Net (decrease) increase in cash and cash equivalents	(925,892)	2,930,104	401,604	(2,025,729)	2,443,217	334,870
Cash, cash equivalents and restricted cash at the beginning of period	4,547,197	4,711,714	645,794	5,647,034	5,198,601	712,528
Cash, cash equivalents and restricted cash at the end of period	3,621,305	7,641,818	1,047,398	3,621,305	7,641,818	1,047,398

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1. Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months			Three months
	Ended September 30, 2022			Ended September 30, 2023			Ended September 30, 2023
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,886,135)	1,496	(1,884,639)	(1,771,530)	1,211	(1,770,319)	(242,808)	166	(242,642)
Research and development	(245,105)	21,713	(223,392)	(201,693)	14,993	(186,700)	(27,644)	2,055	(25,589)
Sales and marketing	(467,012)	8,453	(458,559)	(373,942)	5,854	(368,088)	(51,253)	802	(50,451)
General and administrative	(135,933)	53,314	(82,619)	(113,896)	37,414	(76,482)	(15,611)	5,128	(10,483)

Cost and operating expenses	(2,734,185)	84,976	(2,649,209)	(2,461,061)	59,472	(2,401,589)	(337,316)	8,151	(329,165)
Income from operations	520,125	84,976	605,101	621,757	59,472	681,229	85,219	8,151	93,370
Net income attributable to Hello Group Inc.	450,835	84,976	535,811	546,428	59,472	605,900	74,894	8,151	83,045

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1. Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First nine months			First nine months			First nine months
	Ended September 30, 2022			Ended September 30, 2023			Ended September 30, 2023
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(5,505,369)	12,488	(5,492,881)	(5,255,277)	4,398	(5,250,879)	(720,296)	603	(719,693)
Research and development	(733,562)	66,652	(666,910)	(653,145)	51,186	(601,959)	(89,521)	7,016	(82,505)
Sales and marketing	(1,666,542)	29,952	(1,636,590)	(1,110,253)	20,413	(1,089,840)	(152,173)	2,798	(149,375)
General and administrative	(453,514)	202,448	(251,066)	(376,981)	128,880	(248,101)	(51,670)	17,664	(34,006)

Cost and operating expenses	(8,358,987)	311,540	(8,047,447)	(7,395,656)	204,877	(7,190,779)	(1,013,660)	28,081	(985,579)
Income from operations	1,218,317	311,540	1,529,857	1,703,019	204,877	1,907,896	233,417	28,081	261,498
Net income attributable to Hello Group Inc.	1,086,289	311,540	1,397,829	1,505,112	204,877	1,709,989	206,292	28,081	234,373

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,410,844	119,953	—	1,530,797	209,813
Value-added service	1,298,329	168,398	—	1,466,727	201,031
Mobile marketing	24,039	6,666	—	30,705	4,208
Mobile games	7,864	—	—	7,864	1,078
Other services	1,981	—	4,773	6,754	927

Total net revenues	2,743,057	295,017	4,773	3,042,847	417,057
Cost and expenses (ii):
Cost of revenues	(1,606,261)	(145,346)	(19,923)	(1,771,530)	(242,808)
Research and development	(151,649)	(50,044)	—	(201,693)	(27,644)
Sales and marketing	(298,919)	(71,978)	(3,045)	(373,942)	(51,253)
General and administrative	(105,339)	(5,656)	(2,901)	(113,896)	(15,611)

Total cost and expenses	(2,162,168)	(273,024)	(25,869)	(2,461,061)	(337,316)
Other operating income, net	37,750	1,985	236	39,971	5,478

Income (loss) from operations	618,639	23,978	(20,860)	621,757	85,219
Interest income	96,680	94	17	96,791	13,266
Interest expense	(19,293)	—	—	(19,293)	(2,644)

Income (loss) before income tax and share of income on equity method investments	696,026	24,072	(20,843)	699,255	95,841
Income tax expenses	(156,992)	(1,072)	—	(158,064)	(21,664)

Income (loss) before share of income on equity method investments	539,034	23,000	(20,843)	541,191	74,177
Share of loss on equity method investments	974	—	—	974	133

Net income (loss)	540,008	23,000	(20,843)	542,165	74,310

(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,207	4	—	1,211	166
Research and development	11,401	3,592	—	14,993	2,055
Sales and marketing	5,854	—	—	5,854	802
General and administrative	37,406	8	—	37,414	5,128

Total cost and expenses	55,868	3,604	—	59,472	8,151

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	618,639	23,978	(20,860)	621,757	85,219
Share-based compensation	55,868	3,604	—	59,472	8,151

Non-GAAP income (loss) from operations	674,507	27,582	(20,860)	681,229	93,370
Net income (loss)	540,008	23,000	(20,843)	542,165	74,310
Share-based compensation	55,868	3,604	—	59,472	8,151

Non-GAAP net income (loss)	595,876	26,604	(20,843)	601,637	82,461

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	1,517,872	139,659	—	1,657,531	233,012
Value-added service	1,336,050	201,616	—	1,537,666	216,162
Mobile marketing	28,243	—	—	28,243	3,970
Mobile games	7,719	—	—	7,719	1,085
Other services	1,126	—	736	1,862	262

Total net revenues	2,891,010	341,275	736	3,233,021	454,491
Cost and expenses (iii):
Cost of revenues	(1,704,934)	(180,277)	(924)	(1,886,135)	(265,149)
Research and development	(176,727)	(68,378)	—	(245,105)	(34,456)
Sales and marketing	(335,350)	(130,222)	(1,440)	(467,012)	(65,652)
General and administrative	(124,184)	(8,574)	(3,175)	(135,933)	(19,109)

Total cost and expenses	(2,341,195)	(387,451)	(5,539)	(2,734,185)	(384,366)
Other operating income	19,563	1,722	4	21,289	2,993

Income (loss) from operations	569,378	(44,454)	(4,799)	520,125	73,118
Interest income	89,003	187	84	89,274	12,550
Interest expense	(25,010)	—	—	(25,010)	(3,516)
Other gain or loss, net	40,403	—	—	40,403	5,680

Income (loss) before income tax and share of income on equity method investments	673,774	(44,267)	(4,715)	624,792	87,832
Income tax expenses	(155,328)	(713)	—	(156,041)	(21,936)

Income (loss) before share of income on equity method investments	518,446	(44,980)	(4,715)	468,751	65,896
Share of loss on equity method investments	(18,880)	—	—	(18,880)	(2,654)

Net income (loss)	499,566	(44,980)	(4,715)	449,871	63,242

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,478	18	—	1,496	210
Research and development	15,640	6,073	—	21,713	3,052
Sales and marketing	8,446	7	—	8,453	1,188
General and administrative	53,272	42	—	53,314	7,495

Total cost and expenses	78,836	6,140	—	84,976	11,945

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate for September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	569,378	(44,454)	(4,799)	520,125	73,118
Share-based compensation	78,836	6,140	—	84,976	11,945

Non-GAAP income (loss) from operations	648,214	(38,314)	(4,799)	605,101	85,063
Net income (loss)	499,566	(44,980)	(4,715)	449,871	63,242
Share-based compensation	78,836	6,140	—	84,976	11,945

Non-GAAP net income (loss)	578,402	(38,840)	(4,715)	534,847	75,187

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	4,144,164	404,822	—	4,548,986	623,490
Value-added service	3,821,183	506,495	—	4,327,678	593,158
Mobile marketing	75,730	13,032	—	88,762	12,166
Mobile games	14,169	—	—	14,169	1,942
Other services	14,577	—	5,219	19,796	2,713

Total net revenues	8,069,823	924,349	5,219	8,999,391	1,233,469
Cost and expenses (iv):
Cost of revenues	(4,765,127)	(469,111)	(21,039)	(5,255,277)	(720,296)
Research and development	(483,997)	(169,148)	—	(653,145)	(89,521)
Sales and marketing	(894,462)	(210,208)	(5,583)	(1,110,253)	(152,173)
General and administrative	(349,614)	(19,600)	(7,767)	(376,981)	(51,670)

Total cost and expenses	(6,493,200)	(868,067)	(34,389)	(7,395,656)	(1,013,660)
Other operating income	95,876	3,110	298	99,284	13,608

Income (loss) from operations	1,672,499	59,392	(28,872)	1,703,019	233,417
Interest income	311,157	656	86	311,899	42,749
Interest expense	(41,671)	—	—	(41,671)	(5,711)
Other gain or loss, net	4,565	—	—	4,565	626

Income (loss) before income tax and share of income on equity method investments	1,946,550	60,048	(28,786)	1,977,812	271,081
Income tax expenses	(443,175)	(3,471)	—	(446,646)	(61,218)

Income (loss) before share of income on equity method investments	1,503,375	56,577	(28,786)	1,531,166	209,863
Share of income on equity method investments	(31,940)	—	—	(31,940)	(4,378)

Net income (loss)	1,471,435	56,577	(28,786)	1,499,226	205,485

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	Ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	4,262	136	—	4,398	603
Research and development	36,793	14,393	—	51,186	7,016
Sales and marketing	20,408	5	—	20,413	2,798
General and administrative	128,856	24	—	128,880	17,664

Total cost and expenses	190,319	14,558	—	204,877	28,081

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,672,498	59,392	(28,871)	1,703,019	233,417
Share-based compensation	190,319	14,558	—	204,877	28,081

Non-GAAP operating income (loss)	1,862,817	73,950	(28,871)	1,907,896	261,498
Net income (loss)	1,471,435	56,577	(28,786)	1,499,226	205,485
Share-based compensation	190,319	14,558	—	204,877	28,081

Non-GAAP net income (loss)	1,661,754	71,135	(28,786)	1,704,103	233,566

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	4,404,991	381,241	—	4,786,232	672,838
Value-added service	3,917,609	639,872	—	4,557,481	640,681
Mobile marketing	92,029	—	—	92,029	12,937
Mobile games	50,416	—	—	50,416	7,087
Other services	4,298	—	1,058	5,356	753

Total net revenues	8,469,343	1,021,113	1,058	9,491,514	1,334,296
Cost and expenses (v):
Cost of revenues	(4,981,345)	(522,188)	(1,836)	(5,505,369)	(773,933)
Research and development	(536,640)	(196,922)	—	(733,562)	(103,123)
Sales and marketing	(1,039,526)	(623,680)	(3,336)	(1,666,542)	(234,279)
General and administrative	(415,954)	(25,335)	(12,225)	(453,514)	(63,754)

Total cost and expenses	(6,973,465)	(1,368,125)	(17,397)	(8,358,987)	(1,175,089)
Other operating income	76,253	9,491	46	85,790	12,060

Income (loss) from operations	1,572,131	(337,521)	(16,293)	1,218,317	171,267
Interest income	280,252	291	218	280,761	39,469
Interest expense	(72,575)	—	—	(72,575)	(10,202)
Other gain or loss, net	118,325	—	—	118,325	16,634

Income (loss) before income tax and share of income on equity method investments	1,898,133	(337,230)	(16,075)	1,544,828	217,168
Income tax expenses	(451,061)	(1,799)	—	(452,860)	(63,662)

Income (loss) before share of income on equity method investments	1,447,072	(339,029)	(16,075)	1,091,968	153,506
Share of loss on equity method investments	(8,967)	—	—	(8,967)	(1,261)

Net income (loss)	1,438,105	(339,029)	(16,075)	1,083,001	152,245

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,477	7,011	—	12,488	1,756
Research and development	51,752	14,900	—	66,652	9,370
Sales and marketing	29,729	223	—	29,952	4,211
General and administrative	202,319	129	—	202,448	28,460

Total cost and expenses	289,277	22,263	—	311,540	43,797

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,572,131	(337,521)	(16,293)	1,218,317	171,267
Share-based compensation	289,277	22,263	—	311,540	43,797

Non-GAAP operating income (loss)	1,861,408	(315,258)	(16,293)	1,529,857	215,064
Net income (loss)	1,438,105	(339,029)	(16,075)	1,083,001	152,245
Share-based compensation	289,277	22,263	—	311,540	43,797

Non-GAAP net income (loss)	1,727,382	(316,766)	(16,075)	1,394,541	196,042